Exhibit 99.1

Brooge Energy Ltd forms wholly owned subsidiary, “Brooge Renewable Energy Ltd”, to expand its infrastructure and services into Green Energy

New Subsidiary has signed a preliminary land lease agreement for its planned Green Hydrogen and Ammonia plant in UAE to produce up to 300,000 MT of Green Ammonia per annum once fully completed

NEW YORK, June 28, 2022, Brooge Energy Ltd, (“Brooge Energy” or the “Company”), is a Cayman Islands-based infrastructure provider which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services. The Company is now intending to focus on renewable energy infrastructure. The Company conducts its business and operations through its subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”). BPGIC is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE.

The Company announced today that it has established Brooge Renewable Energy Ltd (“BRE”), a wholly owned subsidiary of Brooge Energy to focus on green energy related infrastructures activities that are intended to accommodate the necessary energy transfer from fossil fuels into energy produced from renewable resources as the private sector and regulators are increasingly focusing on combatting the harmful effects of climate change.

Commenting on this new business, Mr. Nicolaas Paardenkooper, Chief Executive Officer of Brooge Energy, stated, “Global demand for clean energy sources has been strong and is expected to accelerate in the coming years. A decade ago, the Company undertook the initiative to become more environmentally friendly. As a result, Brooge Energy is at the forefront of the clean energy movement having already built one of the most environmentally friendly storage facility in the world, including being among the lowest waste producers in its industry from its terminal as well as being fully compliant with local and international guidelines in respect to emissions. Its facilities are also equipped with solar panels and are reliant on clean power for its energy sources. This latest initiative has us well-positioned to continue to build value for shareholders.”

As a first step in BRE’s planned Green Hydrogen and Green Ammonia plant in Kizad, Abu Dhabi that is targeted to produce up to 300,000 MT green Ammonia per annum once fully completed, BRE has signed a preliminary land lease agreement for a 150,000 square meter plot with “KIZAD” that will host this plant on a land plot with good access to the sea allowing for export of the produced products to its offtakers.

Mr. Paardenkooper added, “This new facility is a significant milestone for the Company’s clean energy strategy. We are entering into this market segment that has excellent growth potential. Shifting power generation to renewable sources is a key pillar of global efforts to reach carbon neutrality and we believe green hydrogen, which has significantly lower carbon emissions than grey hydrogen, is a key part of this process. We are proud to be one of the first companies in the UAE that has announced that it will be constructing and operating this type of infrastructure that will be solely powered by renewable resources. Our teams and their advisors have worked diligently on this project, and we look forward to its successful completion.”

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy, Brooge Petroleum and Gas Investment Company FZE, and Brooge Petroleum and Gas Investment Company Phase 3 FZE (BPGIC). BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts, including the Company’s anticipated shift towards green energy and targeted production at BRE’s planned Green Hydrogen and Green Ammonia plant and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto or Kathleen Heaney

+1 212-896-1254

BROG@kcsa.com